Exhibit 3.1

ARTICLE VIII. MISCELLANEOUS

8.01       Seal.  The Board of Directors may (but shall not be required to) provide a corporate seal.

8.02       Forum for Certain Actions.

(a)        Forum.  Unless a majority of the Board of Directors, acting on behalf of the corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Circuit Court for Rock County, Wisconsin (or, if such Circuit Court does not have jurisdiction, another state court located within the State of Wisconsin or, if no state court located within the State of Wisconsin has jurisdiction, the federal district court for the Western District of Wisconsin), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim against the corporation or any of its directors, officers or other employees arising pursuant to any provision of the Wisconsin Business Corporation Law, these bylaws or the Articles of Incorporation (in each case, as may be amended from time to time), or (iv) any action asserting a claim against the corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Wisconsin, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of the corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.

(b)        Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 8.02 is filed in a court other than a court located within the State of Wisconsin (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Wisconsin in connection with any action brought in any such court to enforce subparagraph (a) of this Section 8.02 (an “Enforcement Action”) and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.

(c)        Enforceability. If any provision of this Section 8.02 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 8.02, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

(d)       Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of this Section 8.02.